EXHIBIT 3.1

                        AMENDMENT TO RESTATED CERTIFICATE
                           OF INCORPORATION OF VALERO


                  Pursuant to unanimously adopted resolutions of the Board of Directors of Valero and the approval on September 27, 2001 of the stockholders of Valero, the first paragraph of Article IV of the Restated Certificate of Incorporation of Valero is hereby amended and restated to read in its entirety as follows:

          "The total number of shares of all classes of stock that the corporation shall have authority to issue is 320,000,000 shares, divided into classes as follows: 300,000,000 shares shall be Common Stock, par value $0.01 per share ("Common Stock"); and 20,000,000 shares shall be Preferred Stock, par value of $0.01 per share ("Preferred Stock"). Shares of any class of stock of the corporation may be issued for such consideration and for such corporate purposes as the Board of Directors of the corporation may from time to time determine."